UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Integra LifeSciences Holdings Corporation

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

457985208

(CUSIP Number)

Stuart M. Essig

c/o Integra LifeSciences Holdings Corporation

311 Enterprise Drive

Plainsboro, New Jersey 08536

With a copy to:

Jonathan B. Levy

Lindquist & Vennum LLP

4200 IDS Center

Minneapolis, Minnesota 55402

(612) 371-3211

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457985208

1	Names of reporting persons S.S. or I.R.S. Identification No. of above persons Stuart M. Essig
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,326,166
	8	Shared voting power 0
	9	Sole dispositive power 2,326,166
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,326,166
12	Check box if the aggregate amount in row (11) excludes certain shares (See instructions) ☐
13	Percent of class represented by amount in row (11) 8.3%
14	Type of reporting person (See instructions) IN

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the statement on Schedule 13D initially filed on November 14, 2005 (the “Original Filing” and, as amended by subsequent amendments, the “Schedule 13D”) by Stuart M. Essig with respect to Common Stock, $.01 par value (the “common stock”), of Integra LifeSciences Holdings Corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 10 have the meanings set forth in the Schedule 13D. On August 19, 2013, Mr. Essig entered into a sales plan pursuant to Rule 10b5-1 under Securities Exchange Act of 1934 (the “Exchange Act”) for the sale of up to 450,000 shares of common stock.

Item 5.	Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Aggregate number and percentage of class beneficially owned:

As of August 19, 2013, Mr. Essig may be deemed to be the beneficial owner of approximately 2,326,166 shares of common stock. This ownership consists of the following:

(i) 1,151,166 shares of common stock held directly by Mr. Essig; and

(ii) 1,175,000 shares of common stock underlying options to purchase common stock all of which are currently exercisable.

Based on calculations made in accordance with Rule 13d-3(d), Mr. Essig may be deemed the beneficial owner of 8.3% of the outstanding shares of common stock. This calculation is based on 28,093,915 shares of common stock outstanding as of July 29, 2013 as reported in the Company’s Form 10-Q/A for the quarter ended June 30, 2013.

(b)	Voting and Dispositive Power:

Mr. Essig has sole voting and dispositive power over 2,326,166 shares that may be deemed to be beneficially owned by him as of August 19, 2013. This consists of the following: (i) 1,151,166 shares of common stock held directly by Mr. Essig; and (ii) 1,175,000 shares of common stock underlying options to purchase common stock that are all currently exercisable.

(c)	Right to Direct the Receipt of Dividends: Not applicable.

(d)	Last Date on Which Reporting Person Ceased to be a 5% Holder: Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 19, 2013, Mr. Essig entered into a sales plan with a registered broker-dealer pursuant to Rule 10b5-1 under the Exchange Act providing for the sale of up to 450,000 shares of common stock between September 19, 2013 and December 10, 2014. The sales plan will permit Mr. Essig to sell shares of common stock issuable in connection with options that expire in 2014.

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2013
	Name:	/s/ Stuart M. Essig
Stuart M. Essig

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